SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1


                          Cypress Communications, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   232743104
                                 (CUSIP Number)


                               December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


_____________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232743104
=========== ====================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Fund V, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           8,391,625
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         8,391,625
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,391,625
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.31%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 232743104
================================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Holdings V, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           8,391,625
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         8,391,625
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,391,625
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.31%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 232743104
================================================================================


Item 1(a).  Name of Issuer:

         Cypress Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Fifteen Piedmont Center Street, Suite 710, Atlanta, GA 30305

Item 2(a).  Name(s) of Person(s) Filing:

This Statement is filed by Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares") and by Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), by virtue of being the sole general partner of Fund V. Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, and David C. Hull, Jr. are the sole general partners of Holdings V (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control Fund V and Holdings V and may be deemed to possess indirect beneficial ownership of the Shares held by Fund V. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund V, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund V.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         232743104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
(d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

(a)  Amount beneficially owned:

     As of December 31, 2000, Fund V directly beneficially owned 8,391,625 Shares. By virtue of the relationships described in this Statement,
     Holdings  V  may  be  deemed  to  beneficially   own  the  Shares  directly
     beneficially owned by Fund V.

     Jeffrey Schutz indirectly beneficially owns 1,400 Shares in connection with the Porter McAvoy Schutz Irrevocable Trust which owns 700 shares and the Zachary Tattersall Schutz Irrevocable Trust which owns 700 shares. Porter McAvoy Schutz and Zachary Tattersall Schutz are the children of Jeffrey Schutz.

(b)  Percent of class:

     The  8,391,625  Shares  directly  beneficially  held  by  Fund V as of
     December  31,  2000  represent   approximately  17.31%  of  the  number  of
     outstanding shares as of November 9, 2000.

(c)  Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote:                 8,391,625

     (ii)   Shared power to vote or to direct the vote:                   -0-

     (iii)  Sole power to dispose or to direct the disposition        8,391,625

     (iv)   Shared power to dispose or to direct the disposition of:      -0-

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable

Item 8.  Identification and Classification of Members of the Group.

      Not applicable

Item 9.  Notice of Dissolution of Group.

      Not applicable

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 13, 2001
                                       (Date)


                                       /s/ Jeffrey Schutz
                                       (Signature)

                                       Jeffrey Schutz, as general partner of
                                       Centennial Holdings V, L.P., the general partner of Centennial Fund V, L.P. (Name/Title)